UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)
Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by National Holdings Corporation, a Delaware corporation (“National” or the “Company”), with the United States Securities and Exchange Commission on January 27, 2021, relating to the tender offer by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“Parent” or “BRF”), to purchase any and all shares of common stock, par value per share $0.02, that are issued and outstanding and that are not owned by Parent or its subsidiaries (the “Shares”), for $3.25 per Share to the holder of such Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 27, 2021.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as presented below.

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

●	The sixth sentence of the 81st paragraph in the section entitled “Background of the Offer and Merger”, which begins with “On September 16, 2020,…”, shall be deleted in its entirety and replaced with the following two sentences:

“During the course of the call with Mr. Mullen, Mr. Riley stated that he realized that he had missed a portion of one of Mr. Mullen’s emails, which such missed portion detailed Mr. Mullen’s proposal for the treatment of senior management’s outstanding equity awards in a possible transaction. Mr. Riley went on to state that the proposed treatment outlined in the email was generally acceptable and that had he reviewed the email in its entirety at the time, it could have resulted in an agreement regarding the outstanding equity awards .”

●	The first sentence of the 106th paragraph in the section entitled “Background of the Offer and Merger”, which begins with “On January 6, 2021,…”, shall be amended and restated as follows:

“On January 6, 2021, the Special Committee, with Mr. Gary and Mr. Hume present, held a meeting with representatives of KBW and Skadden in attendance.”

●	The fourth sentence of the 2nd paragraph in the section entitled “Opinion of the Special Committee’s Financial Advisor”, which begins with “As part of its engagement,…”, shall be amended and restated as follows:

“For purposes of KBW's opinion, the “Excluded Holders” referred to certain members of National's management (specifically, Michael Mullen, Glenn Worman and John DeSena) who have entered into new employment agreements with National in connection with the Transactions, BRF, Purchaser and their respective affiliates.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Michael A. Mullen
Chief Executive Officer (Principal Executive Officer)

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